[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Hand Delivery

July 29, 2011

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Permian Trust
Amendment No. 2 to Registration Statement on Form S-1
Filed July 19, 2011
File No. 333-174492

SandRidge Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed July 19, 2011
File No. 333-174492-01

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Permian Trust, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2011, with respect to Amendment No. 2 to the Registration Statement on Form S-1 and Form S-3 (File No. 333-174492), filed with the Commission on July 19, 2011 (as so amended, the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three complete copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 and Amendment No. 2 to Registration Statement on Form S-3

General

1.  We note your response to comments 7 and 2 in our letters dated June 22, 2011 and July 15, 2011, respectively. We note that the sales materials provided list as a “Key Investment Consideration” the “successful trading and operating performance” of SandRidge’ s other royalty trust, including information about its distributions. We also note from your response to comment 5 in our letter dated June 22, 2011 that “there is not yet any meaningful prior ‘track record’ [of such trust] to discuss in the Registration Statement.” Please reconcile this apparent inconsistency.

Response:

We acknowledge the Staff’s comment and have removed the reference in the sales materials to the “successful trading and operating performance” of SandRidge’s prior royalty trust.

2.  We note your response to comment 5 in our letter dated July 15, 2011 that you enter into master services agreements with your third-party contracts that typically contain the referenced indemnities. To the extent available, please file a form of master services agreement as an exhibit. If no such form exists, please provide the basis for not filing any such individual agreement.

Response:

We acknowledge the Staff’s comment and are filing, as Exhibit 10.11, a representative form of master services agreement that SandRidge enters into with third-party contractors.  We note for the Staff’s information that the trust is not party to any such agreements, and it is not contemplated that the trust would enter into any such agreements in the future.

Use of Proceeds, page 42

3.  We note that SandRidge intends to use the proceeds received from the offering to repay borrowings under its credit facility. Please disclose whether, upon repayment of the credit facility, SandRidge has any plans to immediately draw down of the facility, and if so, for what purposes.

Response:

We acknowledge the Staff’s comment and have added disclosure to indicate that SandRidge has no plans to immediately draw down a substantial amount on its credit facility.  See page 42.

Overview of Underlying Properties. page 73

4.  We note your statement that, based on the assumptions and analysis included in the reserve report for the Underlying Properties, wells drilled on the Underlying Properties are expected to generate an internal rate of return of approximately 58%, prior to giving effect to the royalty interests. Please also disclose the rate of return after giving effect to the royalty interests.

Response:

We acknowledge the Staff’s comment.  In lieu of adding disclosure about the rate of return on wells drilled on the Underlying Properties after giving effect to the royalty interests, we have decided to delete the statement noted by the Staff on page 73 regarding the expected internal rate of return of the wells prior to giving effect to the royalty interests.  We have also removed the corresponding reference in the sales materials.

Exhibit 5.1

5.  We note assumption (vii) in the penultimate paragraph at page 2. We also note that the opinion does not opine as to whether the Common Units, upon the execution and delivery of the Trust Agreement and the commencement of the transactions described in the Registration Statement, will have been duly authorized for issuance by the Trust Agreement and will have been legally issued. If you retain the assumption, please provide the basis for including it, as it appears to be assuming the very opinion that counsel should render.

Response:

We acknowledge the Staff’s comment and the Exhibit 5.1 opinion of Richards, Layton & Finger, P.A. has been revised to:

•                  delete the word “duly” in assumption (vii) on page two,

•                  add to opinion #2 on page three that the trust’s common units will be duly authorized by the trust’s Amended and Restated Trust Agreement, and

•                  clarify in opinion #2 on page three that, when issued, the trust’s common units will be “legally issued”.

We are filing the revised Exhibit 5.1 opinion of Richards, Layton & Finger, P.A. with Amendment No. 3.  See Exhibit 5.1.

6.  We note that many of the assumptions contained in the penultimate paragraph at page 2 except from such assumptions only the Trust. Please obtain and file a new opinion that does not make assumptions relating to SandRidge Energy, which we note is a co-registrant.

Response:

In response to the Staff’s comment, and as discussed by the Staff with our counsel, we will file an additional Exhibit 5 opinion from Covington & Burling LLP, counsel to SandRidge, covering, with respect to SandRidge, the points assumed in the penultimate paragraph of page 2 of the opinion filed by Richards, Layton & Finger, P.A. as Exhibit 5.1.  Specifically, the additional Exhibit 5 opinion from Covington & Burling LLP will state that, in such firm’s opinion, SandRidge is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to execute and deliver the trust’s Initial Trust Agreement and Amended and Restated Trust Agreement (the “Trust Documents”) and to perform its obligations thereunder, and that SandRidge has duly authorized the Trust Documents and has duly executed and delivered the trust’s Initial Trust Agreement.  As discussed with our counsel, we plan to file this additional Exhibit 5 opinion by means of an “exhibit only” amendment to the Registration Statement during the week of August 1, 2011.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 3 thereto, to Mr. David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President — Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Permian Trust

By: SandRidge Energy, Inc.

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	Executive Vice President and Chief Financial Officer

SandRidge Energy, Inc.

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	Executive Vice President and Chief Financial Officer

cc:	David H. Engvall, Covington & Burling LLP
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.